CHINA GREEN MATERIAL
TECHNOLOGIES, INC.
No. 1 Yantai Third Road
Centralism Area
Haping Road
Harbin Economic and Technological
Development Zone
Harbin, P.R. China 150060
Telephone: 86-451 51750888

February 4, 2011

Ms. Jennifer Thompson
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   China Green Material Technologies, Inc. (File No. 001-15683)
• Form 10-Q for Fiscal Quarter Ended June 30, 2010 filed August 16, 2010
• Form 10-Q for Fiscal Quarter Ended September 30, 2010 filed November 9, 2010

Dear Ms. Thompson:

Set forth below is the response of China Green Material Technologies, Inc.  (the “Company”) to your letter of January 6, 2011 relating to the accounting treatment for warrants issued by the Company during 2010 as presented in the two quarterly reports referenced above.

We have reconsidered the Accounting Standards Codification paragraphs cited in your letter, and certain other sources of generally accepted accounting principles (“GAAP”) that relate to the accounting for the warrants.  We have also discussed the matter with members of the Commission Staff.  Although the Company believes that certain GAAP pronouncements may suggest an alternative approach, we have nevertheless tentatively determined that, under prevailing GAAP, the accounting treatment for the warrants as originally presented by the Company was in error.  As a

Ms. Jennifer Thompson
Securities and Exchange Commission
February 4, 2011

result, the Company would propose to restate its financial statements for the second and third quarters of 2010 in the manner described below and in the Exhibit hereto.  Prior to making a final determination in this regard, the Company respectfully requests the Staff’s views with respect to the accounting treatment we would contemplate for these restatements.

The Company believes that the expense attributable to the warrants should be recognized over the period in which the related performance will occur, and that this presentation properly complies with the principle of matching.  The Company acknowledges that an alternative method would be to record the expense entirely when the warrants are issued.  This alternative method presumably conforms to the notion that the warrants were fully vested upon issuance.  However, upon a breach of performance by a warrant recipient, the Company believes that various remedies could potentially be available including partial clawback of the warrants, even though such remedies are not expressly stated in the warrants.

Attached as Exhibit A to this letter is a tabular presentation of the impact of the proposed restatements of our financial statements as of and for the periods ended June 30, 2010 and September 30, 2010.  The impact will result from a change in accounting for the warrants from equity instruments to liability instruments and the associated adjustments to expense, asset and equity accounts.

As shown in the tables presented on Exhibit A, the restatements increase net income for the quarterly and year-to-date periods in amounts ranging from 15.2% to 33.7% of the applicable net income amounts previously reported.  Also shown in the tables are the effects of the restatement on liabilities and stockholders’ equity, which, as compared with the effects on net income, are much smaller in terms of the percentages of total liabilities and total stockholders’ equity, respectively.

We would appreciate the Staff’s views on the matters set forth above and in Exhibit A.

*   *   *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Ms. Jennifer Thompson
Securities and Exchange Commission
February 4, 2011

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

Thank you for your consideration of this matter.  If you have any questions, please do not hesitate to contact us.

Very truly yours,

/s/ Zhonghao Su
Zhonghao Su
Chief Executive Officer

cc:	Ms. Sondra Snyder
Securities and Exchange Commission

Timothy I. Kahler, Esq.
Troutman Sanders LLP

EXHIBIT A

China Green Material Technologies, Inc.
Summary of Proposed Restatements

	2010
	Quarter to Date		Year to Date
	June 30	September 30	June 30	September 30
Net Income to Common Shareholders
As reported	$944,821	$1,690,924	$1,379,720	$3,070,644
Adjustments	$318,339	$257,710	$318,339	$576,049
As restated	$1,263,160	$1,948,634	$1,698,059	$3,646,693

Net Income per Common Share (Basic and Diluted)
As reported	$0.04	$0.07	$0.06	$0.13
Adjustments	$0.01	$0.01	$0.01	$0.02
As restated	$0.05	$0.08	$0.07	$0.15

	As of
		June 30, 2010	September 30, 2010
Derivative Liabilities
As reported		$-	$-
Adjustments		$734,838	$356,610
As restated		$734,838	$356,610

Unamortized IR Services Expenses
As reported		$-	$-
Adjustments		$591,507	$369,602
As restated		$591,507	$369,602

	As of
		June 30, 2010	September 30, 2010
Stockholders' Equity
As reported		$39,592,596	$42,065,568
Adjustments		$(143,331)	$12,991
As restated		$39,449,265	$42,078,559